Mail Stop 4561

June 1, 2006

VIA USMAIL and FAX (650) 343-7438

Mr. Brian Peay
Chief Financial Officer
Glenborough Realty Trust Incorporated
400 South El Camino Real, Suite 1100
San Mateo, California 94402-1708

       Re: **Glenborough Realty Trust Incorporated**
               Form 10-K for the year ended 12/31/2005
               Filed 3/30/2006
               File Nos. 001-14162

Dear Mr. Brian Peay:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results Of Operations

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004, page 24

1. We note that you combine the operations of discontinued operations with those of continued operations for purposes of discussion in your MD&A. We are unclear how this provides a meaningful analysis of the results of operations given that disposed properties will no longer contribute to future operations of the Company, and the operations of properties purchased with the proceeds of property sales will not necessarily mirror those of the disposed properties. Explain to us how you determined that this presentation provides a meaningful analysis of the results of your operations.

Liquidity and Capital Resources, page 32

2. Please discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution.   Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

Financial Statements and Notes

Consolidated Statements of Income, page 47

3. Explain to us how you considered the guidance in paragraph 15 of SFAS 144 in determining that it would be appropriate to record a reversal of an impairment charge during the current period.

*   *   *   *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant